Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in registration statement Nos. 333-258966 and 333-266822 on Form S-8 of Moving iMage Technologies, Inc. of our report dated September 29, 2021 (except for Note 1 which describes the retroactive application of a common control merger dated July 7, 2021, as to which the date is September 28, 2022), on our audit of the consolidated financial statements of Moving iMage Technologies, LLC and Subsidiaries as of June 30, 2021 and for the year then ended, which report is included in the Annual Report on Form 10-K of Moving iMage Technologies, Inc. for the year ended June 30, 2022.

/s/ CohnReznick LLP

Melville, New York

September 28, 2022